Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces 2008 Exploration Review and 2009 Exploration Outlook

Vancouver, Canada – February 11, 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Alternext) announces that for the fifth consecutive year, the Company’s exploration drilling programs in Mexico met with continued success, highlighted by the discovery of several new, high grade silver-gold mineralized zones near Endeavour’s two mining operations, Guanacevi in Durango State, and Guanajuato in Guanajuato State.

Stated Barry Devlin, Vice President of Exploration, “Endeavour’s business model of acquiring fully built and permitted mines in historic silver districts that have run out of ore but were never fully explored requires us to bring the capital and expertise needed to explore for and discover new high grade silver-gold ore-bodies. Last year, our talented exploration team once again delivered several exciting new discoveries, some of which will be included in our next NI 43-101 reserve/resource estimate expected in late March 2009.”

“In 2008, Endeavour drilled 41,160 meters (135,000 feet) in 172 drill holes testing 14 exploration targets in order to replace mine reserves and expand silver resources. At Guanacevi, one of our new finds are exciting new silver-lead-zinc manto zones that are still in the early stages of exploration drilling. At Guanajuato, another of our new discoveries is a high grade silver-gold vein close to some old mine workings that was found by two drill holes in Q3, 2008, accessed by a new underground crosscut in Q4, 2008, and developed into production in January.  Our ability to go from discovery to production within 6 months is strong validation of our business model.”

Guanacevi District

Endeavour currently holds 100% interests in 955 hectares (2,360 acres) within the historic silver district of Guanacevi which produced over 450 million ounces (oz) of silver according to SGM, the Mexican Geological Service. Within six months of acquiring the Santa Cruz mine properties and Guanacevi process plant in 2004, Endeavour discovered the new North Porvenir ore-body and developed the new Porvenir mine into production.  By 2007, four high-grade silver ore-bodies had been found along an initial four kilometer (2.5 mile) length of the prolific Santa Cruz silver vein.

 View the Guanacevi maps and table at http://www.edrsilver.com/s/Guanacevi.asp.

As of March 2008, the NI 43-101 reserves at Guanacevi had grown from nil to 14.2 million oz silver in proven and probable reserves, 13.6 million oz in measured and indicated resources, and 8.5 million oz in inferred resources, or 39.0 million oz silver equivalents in total when the gold credit is included at the then gold:silver ratio of 55:1.

In 2008, exploration drilling at Guanacevi focused in two areas: expanding the known ore-bodies along the Santa Cruz vein structure close to the Porvenir mine so that they could be added to the mine plan for development and production; and discovering new high-grade silver mineralized zones in the San Pedro area north of the Porvenir mine that have the potential to develop future resources and production.

The 2008 drilling program successfully extended each of the North Porvenir, Santa Cruz, and Alex Breccia ore-bodies to the northwest and to depth. The Porvenir Dos ore-body was not drilled in 2008. Drilling highlights include:

Hole (no.)	Vein	From (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)

UNP1-1	Santa Cruz	107.00	5.20	3.79	314	0.50	na	na
BAU-12	HW Santa Cruz	187.50	6.10	4.13	200	0.20	0.57	1.78
	Incl.	193.05	0.55	0.45	658	0.23	1.29	8.53
	Santa Cruz	196.60	11.80	5.18	670	0.71	2.27	2.61
	Incl.	200.95	4.40	1.72	1,711	1.51	3.25	4.94

In the San Pedro area of Guanacevi, to the north of the Porvenir mine, exploration drilling in 2008 intersected economically interesting silver-gold-lead-zinc mineralization in five separate high grade vein systems, three moderate grade manto systems, and one bulk tonnage, lower grade stock-work zone.

In contrast to the classic, high grade vein ore-bodies in the Santa Cruz vein near the Porvenir mine, the San Pedro area geology and mineralization is slightly different. The veins here tend to be more lead-zinc rich, and narrower but more numerous.  Where they intersect a particular sub-horizontal geological contact, the mineralization spreads out along the contact as “mantos” or pancake-shaped mineralized zones.

Drilling highlights include:

Hole (no.)	Vein	From (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)

NB1-2	C	120.05	2.30	1.99	810	0.2	2.32	4.01
	Incl.	120.65	0.45	0.39	3,068	0.7	8.51	15.66
	Vein	249.75	0.40	0.26	321	0.05	4.20	10.70
	Vein	269.70	0.40	0.26	214	0.2	0.55	0.99
BF3-1	Vein	166.10	2.40	1.45	40	0.05	1.15	1.76
	Vein	174.60	0.75	0.48	155	0.21	0.38	0.58
	Manto	187.05	2.35	2.32	50	0.07	1.99	5.28
	Manto	213.65	3.40	2.32	50	0.06	2.56	3.96
	Vein	232.00	0.75	0.26	151	0.16	3.10	4.43

Guanajuato District

Endeavour currently holds 100% interests in 2,071 hectares (5,118 acres) within the historic silver district of Guanajuato which produced over 1.2 billion oz silver according to the SGM. Within the first 6 months of acquiring the Cebada and Bolanitos mine properties and Bolanitos process plant in 2007, Endeavour re-sampled several historic reserve areas along the portions of the famous Veta Madre and La Luz silver vein systems but exploration drilling did not start until late 2007.

View the Guanajuato maps and table at http://www.edrsilver.com/s/BolanitosMine.asp.

As of March 2008, the initial NI 43-101 reserves and resources at Guanajuato were estimated to be 0.7 million oz in probable reserves, 0.3 million oz in indicated resources, and 2.2 million oz in inferred resources, or 4.8 million oz silver equivalents in total when the gold credit is included at the then gold:silver ratio of 55:1.

In 2008, exploration drilling at Guanajuato focused in two areas: testing several targets along the Veta Madre vein structure close to the Cebada mine; and testing several targets along the La Luz vein structures (La Luz consists of multiple sub-parallel veins) close to the Bolanitos mine.

The 2008 drilling program was successful in discovering new high-grade silver-gold mineralized zones in five target areas; the 3785 mineralized zone near the Cebada mine, and the Bolanitos, Santa Maria, San Jose, and Lucero vein prospects near the Bolanitos mine.

Compared to Guanacevi, the Guanajuato veins tend to grade slightly lower in silver but much higher in gold. Within the Guanajuato district, the Veta Madre vein typically forms a central lode, with hanging-wall and foot-wall splays, occupying a major fault structure, whereas the La Luz veins form a swarm of sub-parallel veins occupying lesser fault structures. The Cebada ore-bodies were typically larger and had greater vertical extent (500+ meters) than at La Luz but the Bolanitos ore-bodies were more numerous.

A good example of Endeavour’s successful exploration strategy at Guanajuato is the discovery of the new high grade Lucero vein located only 35 meters (115 feet) away from the past-producing San Jose vein. After only two high grade drill holes, it was determined that the most effective way to explore Lucero was a short underground crosscut from the San Jose mine workings followed by underground drifting (tunneling) along the vein.

To date, approximately 146 meters (479 feet) of drift has been completed along the Lucero vein, sampled at 2 meter (6.6 feet) intervals. The tunnel sampling averages 380 grams per tonne (gpt) silver and 3.37 gpt gold over a 2.7 m average width (18.4 oz per ton silver equivalent grade over 8.9 ft width based on the current gold:silver ratio of 75:1). This new high grade vein discovery is still open for expansion in several directions so tunneling is continuing both along strike and down dip to try and locate the ore limits.

Drilling highlights at Guanajuato include:

Hole (no.)	Vein	From (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)

CE378-3	Veta Madre	301.80	1.25	1.17	599	6.4
	Incl.	302.10	0.30	0.28	1,850	23.3
SJS-1	Vein	184.95	1.00	0.57	661	0.07
	Vein	191.60	0.40	0.23	647	0.13
	San Jose	197.45	1.90	0.84	1147	1.33
	FW San Jose	203.95	1.40	0.73	315	0.39
	Lucero	226.00	9.50	3.62	374	3.14
	Incl.	229.05	0.60	0.21	1160	3.97
	Incl.	234.45	0.60	0.39	917	15.6

Parral, Arroyo Seco, and El Toro Properties

Endeavour holds an option to acquire a 100% interest in the El Cometa Property (20 hectares or 48 acres) in the historic silver district of Parral, Chihuahua, which produced more than 250 million oz silver according to the SGM.  Within six months of acquiring the El Cometa property in 2006, Endeavour discovered the new Cometa, Consuela and Estrella polymetallic mineralized vein zones.

In 2007, Endeavour drilled and estimated an NI 43-101 resource in the Cometa, Consuelo and Estrella veins totaling 600,000 tonnes grading 39 gpt silver, 1 gpt gold, 3.0% zinc, 2.7% lead and 0.2% copper in the Indicated category and 1,150,000 tonnes grading 39 gpt silver, 1 gpt gold, 2.5% zinc, 2.4% lead and 0.2% copper in the Inferred category.
                         .
In 2008, an infill drilling program comprised of 6 holes totaling 1,800 meters was completed at El Cometa.  Drilling highlights include:

Hole (no.)	Vein	From (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
CM 12-2	El Cometa	160.30	2.15	1.65	69	3.2	1.159	2.812
	Incl.	161.00	0.50	0.38	216	8.7	1.480	1.700
	HW Cometa	217.80	0.40	0.35	38	0.7	5.420	15.75
CM 14-5	El Cometa	212.20	6.90	4.44	38	0.8	4.861	4.943
	Incl.	217.10	2.00	1.29	75	1.1	6.892	7.786
	HW Cometa	259.95	0.95	0.67	5	0.1	0.216	0.392

During 2008, exploration activities on Endeavour’s 1,215 hectare (3,002 acre) Arroyo Seco project in Michoacan included approximately 10-line kilometres (6 miles) of grid surveying followed by a ground magnetic geophysical survey and a geochemical soil sampling program.  As this project currently has lower priority, a Phase 2 diamond drilling program will be considered in 2010.

Reconnaissance property mapping and geochemical sampling was conducted on Endeavour’s 3,216 hectare (7,947 acres) El Toro project in Durango in 2008.  This work identified several geochemical anomalies and follow-up investigation is planned including detailed geochemical sampling, trenching and possible diamond drilling.

2009 Outlook

In 2009, Endeavour plans a two-phase exploration program focused on following up several of the new discoveries made near Endeavour’s two mining operations, at Guanacevi in Durango State and Guanajuato in Guanajuato State in 2008; and testing several new prospective targets within those two districts.

The Phase 1 exploration program will include 8500 m of core in 35 diamond drill holes to target extensions of several veins, mantos and stock-works in the San Pedro area of Guanacevi; as well as drilling at three of the 2008 vein discoveries and two new vein prospect areas in the Cebada and Bolanitos areas of Guanajuato.

Proposed drilling will try to extend the Bolanitos, San Jose and Lucero vein mineralization to the south where it still remains open.  Drilling highlights include intervals of 5.54 grams per tonne gold and 166 gpt silver over 5.80 meters (19 feet), including 11.45 gpt gold and 239 gpt silver over 1.90 meters (6 feet) on the Bolanitos vein.

Historic drilling and underground development, together with recent mapping and sampling by Endeavour crews, also indicates excellent exploration potential along the northern extension of the Bolanitos vein.  Previous drilling in the 1970’s & 1980’s yielded intercepts grading up to 8 grams per tonne gold and 215 grams per tonne silver.  Underground drifting during the same period also exposed several potential ore shoots with grades exceeding 2 gpt gold and 200 gpt silver.  These areas do not appear to have been previously mined.

Also in Guanajuato, mapping and sampling along the Veta Madre trend northwest of Endeavour’s Cebada mine, discovered a new zone of alteration with coincident gold and silver geochemical anomalies.  This new discovery possibly represents another ore shoot on the Veta Madre which has never been drilled.

In Guanacevi, drilling proposed for the San Pedro area will test both high grade veins as well as moderate grade mantos and one larger stock-work zone of silver-lead-zinc mineralization, all within an area measuring more than 1.5 kilometers (0.9 miles) in length and 500 meters (1,600 feet) across.  Mineralized zones are mainly comprised of narrow veinlets of quartz, carbonate and adularia with sphalerite, galena and pyrite hosted in Tertiary-age volcaniclastic andesite.

The Phase 2 exploration program will then focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-AlterNext, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since acquiring the Guanacevi Mines project in 2004, Endeavour has posted four consecutive years of aggressive silver production and reserve growth.  The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State should facilitate Endeavour’s continued growth into a mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.